

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

Ryan Maarschalk
Chief Financial Officer
Allied Corp.
1405 St. Paul St., Suite 201
Kelowna, BC, Canada V1Y 9N2

> **Re: Allied Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2022**
> **Filed December 14, 2022**
> **File No. 000-56002**

Dear Ryan Maarschalk:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services